FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of April 2006.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec to Make a Partial Amendment to Its Articles of Incorporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2006
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on April 25, 2006, in Kyoto, Japan

Nidec to Make a Partial Amendment to Its Articles of Incorporation

Upon resolution by the Board of Directors held today, we are pleased to notify the shareholders of change in part of the Articles of Incorporation, which is to be discussed at the 33rd annual general meeting of shareholders scheduled for June 22, 2006 as follows:

1.

Reasons for the Amendments

(1)

Limitation of right of shareholders with a less than unit share
Article 11 under proposed change is newly set forth since a right of a shareholder with a less than unit share may be limited only to a right to register self-interest in accordance with Article 189.2 of the Company Law if set forth in the Articles of Incorporation.

(2)

Disclosure of reference documents, etc. on Internet
Article 16 (Disclosure of reference documents, etc. on Internet) is newly set forth under Implementation Rules of the Company Law and Rules on Company Calculation in order to disclose information in a fulfilling manner at a general meeting of shareholders.

(3)

Resolution in writing by the Board of Directors
Article 24, Clause 2 is newly set forth under Article 370 of the Company Law in order to give approval on resolutions of the Board of Directors by written or electro-magnetic record for expeditious operation of the Board.

(4)

Agreement on limited liability of an outside auditor
An agreement limiting liability may be executed with an outside auditor under Article 427 of the Company Law.  Chapter 6 and Article 31 under the proposed change are set forth upon tightened requirements for an outside auditor in order to request an able outside auditor for his/her weighty liabilities.

(5)

Body to decide distribution of surplus
Article 33 of the proposed change is newly set forth under Article 459 of the Company Law in order to make distribution of surplus, etc. in an expeditious manner upon resolution of the Board of Directors.

(6)

In addition to the above, the required changes are made such as addition, deletion, modification and transfer of the provisions necessary for a joint-stock corporation under the Company Law.

1.

Details of modification

Part of the current Articles of Incorporation is modified as follows:

(The underlined indicate the modified wordings)

Present Articles of Incorporation	Proposed amendment

Chapter 1.  General Provisions

(Newly set forth)

(Method of giving public notice)

Article 4.

Publication by the Company shall be made by electronic publication.  Provided, however, in case of an accident or other inevitable cause that prevents the electronic publication, the publication shall be made in Nihon Keizai Shimbun.

Chapter 2.  Shares

(Total number of shares to be issued by the Company)

Article 5.

The total number of shares authorized to be issued by the Company shall be 480 million shares.

(Newly set forth)

(Shares Repurchase)

Article 6.

Pursuant to Article 211-3, Clause 1, No.2 of the Commercial Code, the company may, by resolution of the Board of Directors, purchase shares to be held as treasury shares.

(Non-issue of share-certificates indicating a number of shares less than one unit)

Article 7.

The number of shares to constitute one unit of shares of the Company shall be 100.

1.

The Company shall not issue share-certificates indicating a number of shares less than one unit.

(Transfer agent)

Article 8. The Company shall have a transfer agent with respect to shares.

1.

The transfer agent and its business offices shall be selected by resolution of the Board of Directors and public notice shall be given of such matters.

2.

. The register of shareholders and the register of virtual shareholders of the Company (hereinafter called the register of shareholders, etc.,) and the register of lost shares are kept at the transfer agent office and the registration of a transfer of shares in the register of shareholders, purchase of shares constituting less than one unit, the registration of lost shares in the register of shares and other business relating to shares, shall be handled by the transfer agent and not by the Company.

(Share Handling Regulations)

Article 9. The denomination of share certificates, the registration of a transfer of shares in the register of shareholders, purchase of shares constituting less than one unit, the registration of lost shares in the register of shares and other handling relating shares, shall be governed by the Share Handling Regulations to be established by the Board of Directors.

(Date to determine entitled shareholders and pledgees)

Article 10. The shareholders entitled to exercise their rights at the ordinary general meeting of shareholders relating to the closing of accounts shall be the final shareholders appearing or being recorded in the register of shareholders, etc., as of march 31 in each year.

1.

In addition to the preceding paragraph, if the Company needs, by the Board of Directors, it may, upon giving prior public notice, deem the final shareholders and registered pledgees appearing in the resister of shareholders, etc., as of a specified date, to be the shareholders or the registered pledgees who are entitled to exercise their rights.

(Newly set forth)

Chapter 3.  General Meeting of Shareholders

(Newly set forth)

(Convening)

Article 11.

The ordinary general meeting of shareholders of the Company shall be convened in June in each year and the extraordinary general meeting of shareholders shall be convened whenever the necessity arises.

Article 12.  (provision omitted)

(Method of adopting resolution)

Article 13. (provision omitted)

1.

The resolution under Commercial Code Article 343, Clause 1 is made subject to attendance of shareholders having more than one third of voting rights of the all shareholders and is made by the majority of more than two third of the exercised voting rights.

(Newly set forth)

(Exercise of voting rights by proxy)

Article 14. Shareholders may exercise their voting rights by delegating the power to other shareholders who are entitled to vote, provided that the shareholder or the proxy shall present, at each general meeting of shareholders, the Company the letter to entitle to vote.

Chapter 4.  Directors and Board of Directors

Article 15 to 16 (provisions omitted)

(Term of office of Directors)

Article 17.　The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders relating to the closing of accounts last to occur within one year after their assumption of office.

1.

(provision omitted)

(Representative Directors and Directors with specific titles)

Article 18.　Representative Directors shall be appointed by resolution of the Board of Directors.

1.

By resolution of the Board of Directors, the Company may have one board Chairman, one President and one or more Executive Vice Presidents, Senior Managing Directors and Managing Directors.

Article 19 to 20  (provisions omitted)

(Resolutions of Board of Directors)

Article 21.　 (provision omitted)

1.

(Newly set forth)

(Remuneration for Directors)

Article 22.　Remuneration for Directors shall be determined by the resolution of a general meeting of shareholders.

Chapter 5.  Corporate Auditors and Board of Corporate Auditors

Article 23.　 (provision omitted)

(Election of Corporate Auditors)

Article 24.　Corporate Auditors shall be elected at a general meeting of shareholders. For the election of Corporate Auditors, the presence of holders of shares representing one-third or more of the voting rights of all the shareholders shall be required and the majority thereof shall be needed.

(Term of office of Corporate Auditors)

Article 25.　The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders relating to the closing of accounts last to occur within four years after their assumption of office.

1.

(provision omitted)

(Full-time Corporate Auditors)

Article 26.　The Corporate Auditors shall appoint a full time Corporate Auditor or Corporate Auditors from among their members.

Article 27 to 28 (provisions omitted)

(Remuneration for Corporate Auditors)

Article 29.　Remuneration for Corporate Auditors shall be determined by the resolution of a general meeting of shareholders.

(Newly set forth)

(Newly set forth)

Chapter 6.  Accounts

(Business year and date of closing of accounts)

Article 30.　The business year of the Company shall begin on April 1 in each year and end on March 31 in the following year, and the last day of each business year shall be the date of closing of accounts for such business year.

(Newly set forth)

(Dividend of profit and interim dividend)

Article 31.　Dividend of profit shall be paid to the final shareholders or registered pledgees appearing or being recorded in the register of shareholders, etc., as of March 31 in each year.

1.

The Company may, by resolution of the Board of Directors, pay dividends in money (termed “interim dividend” hereafter) as provided by Commercial Code Article 293-5 to the final shareholders or registered pledgees appearing or being recorded in the register of shareholders, etc., as of September 30 in each year.

(Period of limitations)

Article 32.　The Company shall be relieved of the obligation to pay any dividend of profit or interim dividend upon expiration of three years from the day on which such dividend became first due and payable. Further the Company shall not pay any interest on dividend of profit or interim dividend.

(Time of conversion of convertible bonds)

Article 33.　For the purpose of calculation of the first dividend of profit or interim dividend on shares issued upon conversion of convertible bonds, the conversion shall be deemed to have taken place on April 1,if conversion request is made from April 1 to September 30 or October 1, if conversion request is made from October 1 to March 31 of the following year.

Chapter 1.  General Provisions

(Establishment of bodies)

Article 4.

The Company shall have a board of directors, corporate auditors, a board of auditors, and accounting auditors.

(Method of giving public notice)

Article 5.

Method of publication by the Company shall be by electronic publication.  Provided, however, in case of an accident or other inevitable cause that prevents the electronic publication, the publication shall be made in Nihon Keizai Shimbun.

Chapter 2.  Shares

(Total number of shares that can be issued)

Article 6.

Total number of shares that can be issued shall be 480 million shares.

(Issue of share certificates)

Article 7.

The Company shall issue share certificates for relevant shares.

(Deleted)

(Non-issue of share-certificates indicating a number of shares less than unit)

Article 8.

The number of shares to constitute unit of shares of the Company shall be 100.

1.

The Company may not issue share-certificates indicating a number of shares less than one unit.

(Administrator of Register of Shareholders)

Article 9. The Company shall have an administrator of a register of shareholders.

(Deleted)

(Deleted)

(Share Handling Regulations)

Article 10. The denomination of share certificates, change of matters specified in the register of shareholders such as names of shareholders (including substantial shareholders appearing or being recorded in the register of shareholders. The same shall apply hereinbelow), purchase of shares constituting less than one unit, the registration of lost shares in the register of shares and other handling relating shares, shall be governed by the Share Handling Regulations to be established by the Board of Directors.

(Deleted)

(Deleted)

(Right of a shareholder with less than unit)

Article 11. A shareholder with less than unit may not exercise any right other than any of the following rights:

(1)

A right that may not be limited by the Articles of Incorporation under Article 189.2 of the Company Law; or

(2)

A right to delivery of shares upon allotment to shareholders and allotment of future delivery of new shares subject to invitation of application.

Chapter 3.  General Meeting of Shareholders

 (Date to determine entitled shareholders)

Article 12.

The shareholders entitled to exercise their rights at an ordinary general meeting of shareholders shall be the final shareholders appearing or being recorded in the register of shareholders as of march 31 in each year.

(Convening)

Article 13.

The ordinary general meeting of shareholders of the Company shall be convened in June in each year.

Article 14.  (as per current provision)

(Method of adopting resolution)

Article 15. (as per current provision)

1.

The resolution under Article 309, Clause 2 of the Company Law is made subject to attendance of more than one third of the shareholders who may exercise their voting rights and is made by the majority of more than two third of the exercised voting right.

(Disclosure of Reference Documents, etc. on Internet)

Article 16. The Company may disclose on Internet any information on matters to be specified or recorded on reference documents, accounting documents, consolidated accounting document, and business report in accordance with the order of the Ministry of Justice.

(Exercise of voting rights by proxy)

Article 17.  Shareholders may exercise their voting rights by delegating the power to other shareholder who is entitled to vote, provided that the shareholder or the proxy shall present, at each general meeting of shareholders, the Company the letter to entitle to vote.

Chapter 4.  Directors and Board of Directors

Article 18 to 19 (as per current provision)

(Term of office of Directors)

Article 20.　The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders for the business year to terminate within one year after their appointment.

1.

(as per current provision)

(Representative Directors and Directors with specific titles)

Article21.　The Board of Directors shall appoint Representative Directors from among the directors.

1.

By resolution of the Board of Directors, the Company may appoint one board Chairman, one President and one or more Executive Vice Presidents, Senior Managing Directors and Managing Directors.

Article22 to 23  (as per current provision)

(Resolutions of Board of Directors)

Article 24.　 (as per current provision)

1.

If a director proposes any matter subject to resolution by the Board of Directors, the matter shall be deemed as resolved and approved by the Board of Directors if all of the directors who can participate in the resolution consent by written or electro-magnetic record and any of the Corporate Auditors shall not raise an objection.

(Deleted)

Chapter 5.  Corporate Auditors and Board of Corporate Auditors

Article 25.　 (as per current provision)

(Election of Corporate Auditors)

Article 26.　Corporate Auditors shall be elected upon attendance of one third or more of shareholders who may exercise their voting rights at a general meeting of shareholders and the majority thereof shall be needed.

(Term of office of Corporate Auditors)

Article 27.　The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders for a business year last to occur within four years after their appointment.

1.

(as per current provision)

(Full-time Corporate Auditors)

Article 28.　The Corporate Auditors shall appoint a full time Corporate Auditor or Corporate Auditors from among their members.

Article 29 to 30 (as per current provision)

(Deleted)

Chapter 6.  Release from Liabilities of Corporate Auditors

(Release in part of Compensation of Damage)

Article 31.　The Company may execute with an outside Corporate Auditor(s) an agreement on liability of compensation of damage to the Company. Provided, however, that the maximum limit of the compensation shall be 8 million Yen or more for an outside Corporate Auditor or the amount fixed by the law, whichever higher.

Chapter 7.  Accounts

(Business year )

Article 32.　The business year of the Company shall begin on April 1 in each year and end on March 31 in the following year.

(Body to determine distribution of surplus)

Article 33.　The Company may make distribution, etc. of surplus upon resolution of the Board of Directors in accordance with the laws and regulations.

(Date to determine distribution of surplus)

Article 34.　Dividend of profit at the end of the year may be distributed to the shareholders or registered pledgees appearing or being registered in the register of shareholders as of March 31 in each year, and interim dividend as of September 30 in each year.

(Deleted)

(Period of limitations)

Article 35.　The Company shall be relieved of the obligation to pay any dividend of profit at the end of the year or interim dividend upon expiration of three years from the day on which such dividend became first due and payable. Further the Company shall not pay any interest on dividend of profit or interim dividend.

(Deleted)

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